FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-56603



                           PROSPECTUS SUPPLEMENT NO. 2
         DATED DECEMBER 23, 1998 (TO PROSPECTUS DATED NOVEMBER 3, 1998)


                           UNITED ROAD SERVICES, INC.


         This Prospectus Supplement is part of the Prospectus dated November 3, 1998 relating to an offering of up to 5,000,000 shares of Common Stock of United Road Services, Inc. ("United Road") that may be issued from time to time by United Road in connection with acquisitions of other businesses or upon exercise or conversion of warrants, options, convertible notes or other similar instruments assumed or acquired by United Road in connection with any such acquisitions. This Prospectus may also be used, with United Road's prior consent, by persons who have received shares in connection with acquisitions and who wish to offer and sell such shares under circumstances requiring the use of the Prospectus or making such use desirable.

         On December 9, 1998, United Road acquired Pilot Transport, Inc. ("Pilot"), an Arizona corporation, by merging Pilot into URS Transport, Inc., a wholly-owned subsidiary of United Road. The aggregate purchase price was approximately $25.0 million, consisting of approximately $10.6 million in cash and 1,000,000 shares of United Road's Common Stock. The cash portion of the purchase price was funded from amounts available from operations and under United Road's credit facility with various financial institutions for which Bank of America National Trust and Savings Association acts as agent. The purchase price was determined on the basis of arms-length negotiations between United Road and the stockholders of Pilot.

         Pilot provides transport and storage services for prototype, test, and promotional automobiles, many of which are transported to and from test sites, shows, and public relation events in customized, closed vehicle carriers. Under United Road's ownership, Pilot is expected to continue to provide such services.
















           The date of this Prospectus Supplement is December 23, 1998